

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0286
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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

SoftEx Consulting, Inc.

(Exact name of issuer as specified in its charter)

California

(State or other jurisdiction of incorporation or organization)

23821 Long Valley Rd. Hidden Hills, CA 91302
877-916-9884

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Sharon Rene Nelson
23821 Long Valley Rd. Hidden Hills, CA 91302
877-916-9884

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7361	20-5212817
(Primary standard Industrial Classification Code Number)	(I .R .S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM I. Significant Parties

(a) Issuers Directors

1. Sharon R. Nelson, Chief Executive Officer
   Business Address: 23821 Long Valley Rd. Hidden Hills, CA 91302
   Home Address: 23821 Long Valley Rd. Hidden Hills, CA 91302

(b) The Issuers Officers

1. Sharon R. Nelson, Chief Executive Officer
   Business Address: 23821 Long Valley Rd. Hidden Hills, CA 91302
   Home Address: 23821 Long Valley Rd. Hidden Hills, CA 91302

(c) Issuer's general partners

None

(d) **Record owners of 5% or more of any class of issuer's equity securities**

Venturcorp Worldwide Holdings, Inc.
23821 Long Valley Rd. Hidden Hills, CA 91302

(e) **Beneficial Owners of 5% or more of any class of issuer's equity securities**

None

(f) **Promoters of the issuer**

Sharon R. Nelson, Chief Executive Officer
Business Address: 23821 Long Valley Rd. Hidden Hills, CA 91302
Home Address: 23821 Long Valley Rd. Hidden Hills, CA 91302

Dr. John T. Zabasky Jr., MA, MBA, Ph.D., Operations Manager
Business Address: 23821 Long Valley Rd. Hidden Hills, CA 91302
Home Address: 23821 Long Valley Rd. Hidden Hills, CA 91302

(g) **Affiliates of the issuer**

Sharon R. Nelson, Chief Executive Officer
Business Address: 23821 Long Valley Rd. Hidden Hills, CA 91302
Home Address: 23821 Long Valley Rd. Hidden Hills, CA 91302

Dr. John T. Zabasky, Operations Manager
Business Address: 23821 Long Valley Rd. Hidden Hills, CA 91302
Home Address: 23821 Long Valley Rd. Hidden Hills, CA 91302

Venturcorp Worldwide Holdings, Inc.
23821 Long Valley Rd. Hidden Hills, CA 91302

(h) **Counsel to the issuer with respect to the proposed offering**

Catanese & Wells
T. Randolph Catanese, Esq.
31255 Cedar Valley Dr. Ste. 213
Thousand Oaks, CA 91362
818-707-0407

(i) **Underwriters**

None

(j) **Underwriters Directors**

Not applicable

(k) **Underwriters Officers**

Not applicable

(l) **Underwriter's general partners**

Not applicable

(m) **Counsel to the underwriter**

Not applicable

ITEM 2. Application of Rule 262

(a) No persons in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable

ITEM 3. Affiliates

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) None

(b) Securities are to be offered directly by officers and directors of the issuer in the following jurisdictions:

California
Maryland
Texas

ITEM 5. Unregistered Securities Issued or Sold Within One Year

None

ITEM 6. Other Present or Proposed Offerings

None

ITEM 7. Marketing Arrangements

(a) None

(b) None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None

ITEM 9. Use of a Solicitation of Interest Document

None

OFFERING CIRCULAR

1,000,000 Shares
$5.00 per share

Common Stock

SoftEx Consulting, Inc.
23821 Long Valley Rd..
Hidden Hills, CA 91302
(877) 916-9884

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discount	Proceeds to Company
Per Unit Total	$5.00	$0.00	$5.00
Total Minimum	$5,000	$0.00	$5,000
Total Maximum	$5,000,000	$0.00	$5,000,000

THE DATE OF THIS OFFERING CIRCULAR IS AUGUST 2ND 2007
Termination Date: August 2nd 2008

This offering is being made on a direct participation basis by the Company through its officers, directors, and key personnel.

Table of Contents

OFFERING SUMMARY

As used in this prospectus, references to "SoftEx", the "Company," "we," "our" or "us" refer to SoftEx Consulting, Inc., unless the context otherwise indicates.

The following summary highlights selected information contained in this prospectus. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements.

SoftEx was incorporated under the laws of the State of California in October of 2003. We are a development stage company. From our inception to date, we have not generated any revenues, and our operations have been limited to organizational, start-up, and capital formation activities. We currently have no employees other than our CEO and one key employee.

This offering is being done on a best-efforts basis, through the direct participation of the Company's officer and key employee. The Company has just begun to conduct operations and intends to use all proceeds, regardless of minimum or maximum reached, for the purpose of advancing payroll to its temporary employees.

Our business strategy is to offer our administrative services to employment agencies for the price of a payroll company, while simultaneously offering competitive staffing services. Since the staff/leasing industry customarily bills its clients Net 30, it is necessary to have liquid capital to fund payroll or use the services of an accounts receivable lender or "factoring" company. This offering is intended to reduce the Company's dependency upon "factoring" or Accounts Receivable financing, as well as increasing the potential for horizontal (purchase of competitor firms in other geographic regions) integration. Revenue from operations is expected to cover all other expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition, results of operations and prospects for growth would likely suffer. As a result, you could lose all or part of your investment.

Risk Factors Relating to Our Company

1. We are a development stage company and may never be able to effectuate our business plan or achieve any revenues or profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

We were established in October 2003 and have no operating history. We are in the development stage and are subject to all of the risks inherent in the establishment of a new business enterprise. We have had no revenues to date. Our operations to date have been focused on organizational, start-up, and capital formation activities. As a development stage company, we are a highly speculative venture involving significant financial risk. It is uncertain as to when we will become profitable, if ever.

There is nothing at this time on which to base an assumption that business operations will prove to be successful or that we will ever achieve profitability. There can be no assurance we will ever achieve any revenues or profitability. The revenue and income potential of the proposed business and operations plan is unproven as the lack of operating history makes it difficult to evaluate the future prospects of the business.

2. We expect losses in the future because we have no revenue.

We are expecting losses over the next twelve months because we do not yet have any revenues to offset the expenses associated with our business development. We cannot guarantee that we will ever be successful in generating revenues in the future. We recognize that if we are unable to generate revenues, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

3. If our business strategy is not successful, we may not be able to continue operations as a going concern and our stockholders may lose their entire investment in us.

Although we expect revenue from our services to cover operational expenses, we have not yet established any source of revenues to cover those operating costs. These factors raise substantial doubt that we will be able to continue operations as a going concern. Our ability to continue as a going concern is dependent upon our generating cash flow sufficient to fund operations and reducing operating expenses. Our business strategy may not be successful in addressing these issues. If we cannot continue as a going concern, our stockholders may lose their entire investment in us.

4. We are heavily dependent upon our officer and key employee, and their marketing expertise, vision, and leadership. The loss of either Ms. Nelson or Dr. Zabasky would harm our ability to execute our business plan.

We are dependent on the continued contributions of Sharon R. Nelson, our CEO, and Director, and Dr. John Zabasky, our Operations Manager, whose marketing expertise, vision, and leadership would be difficult to replace. If we were to lose either of their services, or if either of them is not available to us when we need him, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement.

5. Venturcorp Worldwide Holdings, Inc. owns a controlling interest in our voting stock, and investors will not have any voice in our management, which could result in decisions adverse to our general stockholders.

Approximately 90% of our outstanding common stock is owned by Venturcorp Worldwide Holdings, Inc. (VCWW). As a result, VCWW has the ability to control substantially all matters submitted to our stockholders for approval including:

- election of our board of directors;
- removal of any of our directors;
- amendment of our Articles of Incorporation or bylaws; and
- adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of its ownership and positions, VCWW is able to influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

6. Venturcorp Worldwide Holdings, Inc. owns a significant percentage of our issued and outstanding shares of common stock, and any future sales of its shares may result in a decrease in the price of our common stock and the value of your investment.

VCWW has control of 90% of the issued and outstanding shares of our common stock. The future prospect of sales of significant amounts of shares held by VCWW could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in the company may decrease. VCWW's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

7. Because we do not have an audit or compensation committee, stockholders will have to rely on our directors, who are not independent, to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by our CEO and one key employee. Thus, there is a potential conflict of interest in that our director has the authority to determine issues concerning management compensation and audit issues that may affect management decisions.

Risks Relating To Our Common Shares

8. We may, in the future, issue additional common shares, which would reduce investors' percent of ownership and may dilute our share value.

The future issuance of shares of common stock which we are authorized to issue may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

9. There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. We intend to have a market maker apply for admission to quotation of our securities on the "Pink Sheets" after the registration statement relating to this prospectus is declared effective by the SEC. We do not yet have a market maker who has agreed to file such application. If for any reason our common stock is not quoted on the "Pink Sheets" or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common stock should they desire to do so. No market makers have committed to becoming market makers for our common stock and none may do so.

10. State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

Secondary trading in common stock sold in this offering will not be possible in any state until the common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the liquidity for the common stock could be significantly impacted thus causing you to realize a loss on your investment.
The success of SoftEx is, to a great extent, dependent upon the current management's ability to effectively guide SoftEx operations and growth.

11. Because we do not intend to pay any cash dividends on our common stock, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless the value of such shares appreciates and they sell them. There is no assurance that stockholders will be able to sell shares when desired.

12. We may issue shares of preferred stock in the future that may adversely impact your rights as holders of our common stock.

Our Articles of Incorporation authorizes us to issue preferred stock. Accordingly, our board of directors will have the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue such additional shares of preferred stock, your rights as holders of common stock could be impaired thereby, including, without limitation, dilution of your ownership interests in us. In addition, shares of preferred stock could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult, which may not be in your interest as holders of common stock.

13. This Offering is on a Best-Efforts Basis

The Company is making this offering on a best-efforts basis, with no assurance that it will be able to sell any minimum amount of the offered securities. Even if the Company is unable to sell a substantial part of the offering, because SoftEx is an entity already conducting business, and has shown substantial profits during each year of operations, there are no arrangements for the return of funds to subscribers. Thus, regardless of the number of securities sold, subscribers will be able to retain all securities purchased.

14. CEO Has No Industry Experience

The CEO of SoftEx has no experience in the filed of Staff/Leasing or Employment Agencies and there is the risk that this could be detrimental to the Company and the value of its stock.

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

DILUTION

As the company has not yet begun to conduct operations, and considering that no inventory is carried, the book value is based on stated book value. At the time of this offering, the stated book value of the Company is $0.01 per share, while actual EPS is $0.00.

The Company will implicitly attribute a post-offering value based on minimum and maximum shares sold:

If minimum sold: $105,000
If maximum sold: $5,100,000

Also relevant is the percentage of the outstanding shares of the Company the investors will have after the offering:

If minimum sold: .01%
If maximum sold: 10%

After reviewing the above, potential investors should consider whether or not the offering price for the securities is appropriate at the present stage of the Company's development.

PLAN OF DISTRIBUTION

SoftEx is acting as its own general selling agent with respect to all securities offered pursuant to this Offering Circular, and said securities will be sold to the public at a price of $5.00 per share until all securities are sold, or until the termination date of July 30th 2008. Certain officers, directors, and employees of the SoftEx Corporation will sell the shares offered hereby to persons they believe may be interested in purchasing shares of common stock, however, they will receive no remuneration in connection with the shares they sell. The Company may also utilize electronic means in its offering, such as email or posting the offering circular on a website such as the NASDAQ PORTAL.

We are managing this offering without an underwriter. The shares will be offered and sold by our officers and directors. These officers and directors will not receive a sales commission or any other form of compensation for this offering. In connection with their efforts, our officers and directors will rely on the safe harbor provisions of Rule 3a4-1 of the Securities and Exchange Act of 1934. No one has made any commitment to purchase any or all of the shares being offered. Rather, the officers and directors will use their best efforts to find purchasers for the shares. We cannot predict how many shares, if any, will successfully be sold.

Sharon Rene Nelson, our CEO, and Dr. John T. Zabasky, our Operations Manager, are responsible for the sale of the securities on behalf of SoftEx. They shall not be compensated in connection with this participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Neither is considered associated persons of any broker or dealer.

They meet all of the following conditions:

* They primarily perform, or intend to primarily perform at the end of the offering, substantial duties for or on behalf of Execute Sports

otherwise than in connection with the sale and distribution of the shares;

* They were not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve months;

* They do not participate in selling and offering of securities for any issuer more than once every twelve months other than in reliance certain exemptions provided for under Rule 3a4-1(a)(4)(i) and (a)(4)(iii), except that for securities issued pursuant to Rule 415 under the Securities Act 1933, the twelve months shall begin with the last sale of any security included within one Rule 415 registration.

USE OF PROCEEDS AND CAPITALIZATION

The net proceeds to SoftEx from the sale of 1,000,000 shares of the common stock offered hereby, are expected to be between $5,000 and $5,000,000. Since the staff/leasing industry customarily bills its clients Net 30, it is necessary to have liquid capital to fund payroll or use the services of an accounts receivable lender or "factoring" company. The principal purpose of the offering proceeds is intended to reduce the company's dependency upon "factoring" or Accounts Receivable financing, as well as increasing the potential for horizontal integration, which is a marketing term that refers to the organization of small departments in other geographic regions for the purpose of increasing market coverage. This can be accomplished either by opening new offices or by acquiring other small staff/leasing companies. It is emphasized, however, that at this time, SoftEx is not negotiating with any particular firm or firms for the purpose of acquisition.

Application of Net proceeds (if % sold)

	Minimum	**30%**	**60%**	**100%**
Total Proceeds	$5,000	$1,500,000	$3,000,000	5,000,000
Less Offering Expenses				
Commissions/Finders Fees	$0.00	$0.00	$0.00	$0.00
Legal & Accounting	$1,000	$1,000	$1,000	$1,000
Copying & Printing	$1,500	$1,500	$1,500	$1,500
NASDAQ Portal	$2,500	$2,500	$2,500	$2,500
Capital Expenditures				
Purchase of Equipment/Office Expansion	$0.00	$10,000	$10,000	$10,000
Working Capital				
Payroll Funding	$0.00	$1,200,000	$2,740,000	4,740,000
Marketing	$0.00	$45,000	$45,000	$45,000
Acquisition (Horizontal Integration)	$0.00	$200,000	$200,000	$200,000
TOTAL	$5,000	$1,500,000	$3,000,000	$5,000,000

CAPITALIZATION

	Amount Outstanding		
	As of:	**As Adjusted**	
	06/31/2007	**Minimum**	**Maximum**
Stockholders Equity (deficit)			
Common Stock –stated value	$0.01	$0.01	$0.01
Additional paid-in-capital	$100,000	$105,000	$5,100,000
Retained Earnings	$0.00	$5,000	$5,000,000
Total Stockholders Equity	$100,000	$100,000	$100,000

Number of common shares authorized: 10,000,000 shares, .01 stated value.

DESCRIPTION OF BUSINESS

SoftEx falls under the Standard Industrial Classification of Employment Staffing and leasing (SIC 7361). SoftEx was incorporated under the laws of the State of California in October of 2003. We are a development stage company. From our inception to date, we have not generated any revenues, and our operations have been limited to organizational, start-up, and capital formation activities. We currently have no employees other than our CEO and one key employee.

Our business strategy is to offer our Human Resource administrative services to businesses for the price of a payroll company, while simultaneously offering employment staffing and employee leasing services at reduced fees. The Company is able to do this because of a proprietary internet software system which automates business-critical Human Resource functions, such as policy creation, benefits administration, job descriptions, and payroll.

The number of competitors is extremely large and may make it difficult to generate revenue. Competition in the industry is based upon both service and price. To be successful, the Company must develop a competitive advantage within the industry based upon these two core components.

Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

DIRECTORS AND SIGNIFICANT EMPLOYEES

Sharon Rene Nelson
Chief Executive Officer

Recent Positions Held
2001 – Current
Clear Concepts, Inc.
Ms. Nelson has been one of three equal owners of Clear Concepts, Inc., a residential mortgage brokerage in Westlake Village, California since the company's inception in 2001. Her duties as an owner have included: establishing the escrow office, sales, production, and management.

Educational Experience
Ms. Nelson attended Arapahoe Community College from 1980 – 1982 and Harris Community College from 1982 – 1984. She has a California Real Estate license and all qualifying broker courses.

Dr. John T. Zabasky, PhD.
Operations Manager (non-director)

Recent Positions Held
2003 – Current
SoftEx Interactive, Inc.

From 2003 through current, Dr. Zabasky has developed numerous websites for SoftEx Interactive, Inc. Dr. Zabasky is the creator of the SearchingFor™ network, a network of free internet portals.

1998 – 2003
SoftEx, Inc.
John Zabasky has been involved Staff/Leasing for over ten years. From 1998 – 2003, Dr. Zabasky was the CEO of SoftEx, Inc., one of Southern California's largest staff/leasing companies.

Educational Experience
Dr. Zabasky attended the University of Maryland, and received a BA in History in 1989. He later received an MA in Political Economy (1992) from the University of Maryland, and an MBA from Pepperdine University in 1995. In 2003, he received his PhD in Business Administration from Belford University in Miami.

REMUNERATION OF OFFICER AND KEY PERSONNEL

Name	Capacities in Remuneration	Aggregate Remuneration
Sharon Rene Nelson	CEO	$0.00
Dr. John T. Zabasky	Operations Manager	$0.00

Future remuneration payments will follow the same format as currently in place, which shall be a combination of base salary plus commissions.

SECURITY OWNERSHIP OF MANAGEMENT

Table 1 (if minimum sold)

Title of Class	Name/Address	Amount Owned Before Offering	Amount Owned After Offering	Percent of Class
Common	Venturcorp Worldwide Holdings, Inc. 23821 Long Valley Rd. Hidden Hills, CA 91302	9,000,000	9,000,000	99%

Table 2 (if maximum sold)

Title of Class	Name/Address	Amount Owned Before Offering	Amount Owned After Offering	Percent of Class
Common	Venturcorp Worldwide Holdings, Inc. 23821 Long Valley Rd. Hidden Hills, CA 91302	9,000,000	9,000,000	90%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The only transactions during the previous three years to which the issuer or its key personnel was a party, in which those key personnel had a direct or indirect material interest was the incorporation and organization of the issuer.

DETERMINATION OF OFFERING PRICE

The Company will be offering the shares of common stock being covered by this prospectus at a price of $5.00 per share until a market develops and thereafter at prevailing market prices or privately negotiated prices. Such offering price does not have any relationship to any established criteria of value, such as book value or earnings per share. Because we have no operating history and have not generated any revenues to date, the price of our common stock is not based on past earnings, nor is the price of our common stock indicative of the current market value of the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion. Our common stock is presently not traded on any market or securities exchange and we have not applied for listing or quotation on any public market.

SECURITIES BEING OFFERED

SoftEx Consulting, Inc. hereby offers 1,000,000 shares of Common class stock for the subscription price of $5.00 per share. The holders of the common stock are entitled to one vote per share on all matters to be voted upon by the shareholders and are not entitled to cumulative votes for the election of officers or directors. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for such purpose. In the event of liquidation or dissolution, the holders of common stock are entitled to share ratably in all the assets remaining after payment of liabilities. The common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this Offering will be fully paid and non-assessable. Prior to this Offering, there has been no public market for the common stock of the SoftEx and no precise predictions can be made as to the effect, if any, that the public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of common stock of SoftEx in the public market could adversely affect prevailing market prices.

SoftEx Consulting, Inc
Balance Sheet
December 31, 2005

ASSETS

Current Assets :		
Cash (Checking)	$	0.00
Receivables		0.00
Other Assets		0.00
Total Current Assets		0.00
Property and Equipment		
Automobiles		0.00
Computer Equipment		0.00
		0.00
Less accumulated depreciation		0.00
		0.00
Other Assets		
Organization Costs, net of accumulated amortization of $ 0.00		0.00
Total Assets	$	0.00

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Provision for Income Taxes	$	0.00
Short Term Loans		0.00
Total Current Liabilities		0.00
Stockholder's Equity		
Common stock, No Par Value, 1,500 Shares Authorized, Issued and Outstanding		0.00
Retained earnings		0.00
Total Liabilities and Stockholder's Equity	$	0.00

SoftEx Consulting ,Inc.
Statement of Income and Retained Earnings
For the period ended December 31, 2005

Revenues		
Temporary Staffing	$	0.00
Permanent Placements		0.00
Administrative Services		0.00
Professional Employer Services		0.00
Total Revenue	$	0.00
Operating Expenses		
Advertising		0.00
Amortization		0.00
Automobile Expenses		0.00
Bank Service Charges		0.00
Business Meals		0.00
Conferences / Seminars		0.00
Depreciation		0.00
Dues and Subscriptions		0.00
Education		0.00
Entertainment		0.00
Factoring Expenses		0.00
Hardware Expenses		0.00
Insurance		0.00
Internal Software Expense		0.00
Internet Expense		0.00
Office Supplies		0.00
Outside Services		0.00
Outside Services - Sales		0.00
Payroll Taxes		0.00
Postage and Delivery		0.00
Printing and Reproduction		0.00
Professional Development		0.00
Professional Fees		0.00
Recruiting		0.00
Rent		0.00
Salaries		0.00
Telephone		0.00
Travel		0.00
Utilities		0.00
Total Expenses	$	0.00
Net Operating Income	$	0.00
Other Income		
Interest Income		0.00
		0.00
Provision for State Income Taxes		0.00
	$	0.00
Distribution to Stockholder		0.00
Retained Earnings at end of Year	$	0.00

See accompanying management statement

SoftEx Consulting , Inc
Statement of Cash Flows for the Year
Ended December 31, 2005

Cash Flows from Operating Activities		
Net Income	$	0.00
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation		0.00
Amortization		0.00
(Increase) Decrease in Assets		
Accounts Receivable		0.00
Other Assets		0.00
(Decrease) Increase+B25 in Liabilities		
Income Tax		0.00
Short term loan		0.00
Cash Flows from Investing Activiries		
Acquisition of Property and Equipment		0.00
Payment for Incorporation Costs		0.00
Cash Flows used by Financing Activities		
Proceeds from Issuance of Common Stock		0.00
Distributions to stockholder		0.00
Net Increase in cash for the year	$	0.00

SoftEx Consulting, Inc
Management Statement
December 31, 2005

In the opinion of management all adjustments necessary for a fair statement of results for the year have been included and all such adjustments are of a normal recurring nature.

Signature: 

SoftEx Consulting, Inc
Balance Sheet
December 31, 2006

ASSETS

Current Assets :		
Cash (Checking)	$	0.00
Receivables		0.00
Other Assets		0.00
Total Current Assets		0.00
Property and Equipment		
Automobiles		0.00
Computer Equipment		0.00
		0.00
Less accumulated depreciation		0.00
		0.00
Other Assets		
Organization Costs, net of accumulated amortization of $ 0.00		0.00
Total Assets	$	0.00

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Provision for Income Taxes	$	0.00
Short Term Loans		0.00
Total Current Liabilities		0.00
Stockholder's Equity		
Common stock, No Par Value, 1,500 Shares Authorized, Issued and Outstanding		0.00
Retained earnings		0.00
Total Liabilities and Stockholder's Equity	$	0.00

SoftEx Consulting ,Inc.
Statement of Income and Retained Earnings
For the period ended December 31, 2006

Revenues		
Temporary Staffing	$	0.00
Permanent Placements		0.00
Administrative Services		0.00
Professional Employer Services		0.00
Total Revenue	$	0.00
Operating Expenses		
Advertising		0.00
Amortization		0.00
Automobile Expenses		0.00
Bank Service Charges		0.00
Business Meals		0.00
Conferences / Seminars		0.00
Depreciation		0.00
Dues and Subscriptions		0.00
Education		0.00
Entertainment		0.00
Factoring Expenses		0.00
Hardware Expenses		0.00
Insurance		0.00
Internal Software Expense		0.00
Internet Expense		0.00
Office Supplies		0.00
Outside Services		0.00
Outside Services - Sales		0.00
Payroll Taxes		0.00
Postage and Delivery		0.00
Printing and Reproduction		0.00
Professional Development		0.00
Professional Fees		0.00
Recruiting		0.00
Rent		0.00
Salaries		0.00
Telephone		0.00
Travel		0.00
Utilities		0.00
Total Expenses	$	0.00
Net Operating Income	$	0.00
Other Income		
Interest Income		0.00
		0.00
Provision for State Income Taxes		0.00
	$	0.00
Distribution to Stockholder		0.00
Retained Earnings at end of Year	$	0.00

See accompanying management statement

SoftEx Consulting , Inc
Statement of Cash Flows for the Year
Ended December 31, 2006

Cash Flows from Operating Activities		
Net Income	$	0.00
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation		0.00
Amortization		0.00
(Increase) Decrease in Assets		
Accounts Receivable		0.00
Other Assets		0.00
(Decrease) Increase+B25 in Liabilities		
Income Tax		0.00
Short term loan		0.00
Cash Flows from Investing Activiries		
Acquisition of Property and Equipment		0.00
Payment for Incorporation Costs		0.00
Cash Flows used by Financing Activities		
Proceeds from Issuance of Common Stock		0.00
Distributions to stockholder		0.00
Net Increase in cash for the year	$	0.00

SoftEx Consulting, Inc
Management Statement
December 31, 2006

In the opinion of management all adjustments necessary for a fair statement of results for the year have been included and all such adjustments are of a normal recurring nature.

Signature: Sharon R Nelson

SoftEx Consulting, Inc
Balance Sheet
June 31, 2007

ASSETS

Current Assets :		
Cash (Checking)	$	89,000.00
Receivables		0.00
Other Assets		0.00
Total Current Assets		89,000.00
Property and Equipment		
Automobiles		0.00
Computer Equipment		10,000.00
		10,000.00
Less accumulated depreciation		0.00
		10,000.00
Other Assets		
Organization Costs, net of accumulated amortization of $ 1000		1,000.00
Total Assets	$	100,000.00

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Provision for Income Taxes	$	0.00
Short Term Loans		0.00
Total Current Liabilities		0.00
Stockholder's Equity		
Common stock, No Par Value, 10,000,000 Shares Authorized, Issued and Outstanding		100,000.00
Retained earnings		0.00
Total Liabilities and Stockholder's Equity	$	100,000.00

SoftEx Consulting ,Inc.
Statement of Income and Retained Earnings
For the period ended June 31, 2007

Revenues		
Temporary Staffing	$	0.00
Permanent Placements		0.00
Administrative Services		0.00
Professional Employer Services		0.00
Total Revenue	$	0.00
Operating Expenses		
Advertising		0.00
Amortization		0.00
Automobile Expenses		0.00
Bank Service Charges		0.00
Business Meals		0.00
Conferences / Seminars		0.00
Depreciation		0.00
Dues and Subscriptions		0.00
Education		0.00
Entertainment		0.00
Factoring Expenses		0.00
Hardware Expenses		0.00
Insurance		0.00
Internal Software Expense		0.00
Internet Expense		0.00
Office Supplies		0.00
Outside Services		0.00
Outside Services - Sales		0.00
Payroll Taxes		0.00
Postage and Delivery		0.00
Printing and Reproduction		0.00
Professional Development		0.00
Professional Fees		0.00
Recruiting		0.00
Rent		0.00
Salaries		0.00
Telephone		0.00
Travel		0.00
Utilities		0.00
Total Expenses	$	0.00
Net Operating Income	$	0.00
Other Income		
Interest Income		0.00
		0.00
Provision for State Income Taxes		0.00
	$	0.00
Distribution to Stockholder		0.00
Retained Earnings at end of Year	$	0.00

See accompanying management statement

SoftEx Consulting , Inc
Statement of Cash Flows for the Year
Ended June 31, 2007

Cash Flows from Operating Activities		
Net Income	$	0.00
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation		0.00
Amortization		0.00
(Increase) Decrease in Assets		
Accounts Receivable		0.00
Other Assets		0.00
(Decrease) Increase+B25 in Liabilities		
Income Tax		0.00
Short term loan		0.00
Cash Flows from Investing Activirles		
Acquisition of Property and Equipment		0.00
Payment for Incorporation Costs		0.00
Cash Flows used by Financing Activities		
Proceeds from Issuance of Common Stock		100,000.00
Distributions to stockholder		0.00
Net Increase in cash for the year	$	100,000.00

SoftEx Consulting, Inc
Management Statement
June 31, 2007

In the opinion of management all adjustments necessary for a fair statement of results for the year have been included and all such adjustments are of a normal recurring nature.

Signature: Sharon R Nelson

PART III – EXHIBITS

INDEX TO EXHIBITS

BYLAWS

OF

SOFTEX CONSULTING, INC.

A CALIFORNIA CORPORATION

ARTICLE I

STOCKHOLDERS

Section 1. Annual Meeting. Annual meetings of the Stockholders, shall be held on the Twentieth day of October each year if not a legal holiday and, if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the Stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 2. Special Meetings. Special meetings of the Stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary by resolution of the Board of Directors or at the request in writing of Stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

Section 3. Place of Meetings. All annual meetings of the Stockholders shall be held at the registered office of the Corporation or at such other place within or without the State of Incorporation as the Directors shall determine. Special meetings of the Stockholders may be held at such time and place within or without the State of Incorporation as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof. Business transacted at any special meeting of Stockholders shall be limited to the purposes stated in the notice.

Section 4. Quorum; Adjourned Meetings. The holders of a majority of the Stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the Stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the Stockholders, the Stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 5. Voting. Each Stockholder of record of the Corporation holding Stock which is entitled to vote at this meeting shall be entitled at each meeting of Stockholders to one vote for each share of Stock standing in his name on the books of the Corporation. Upon the demand of any Stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

When a quorum is present or represented at any meeting, the vote of the holders of a majority of the Stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 6. Proxies. At any meeting of the Stockholders any Stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the Stockholders unless it shall have been filed with the secretary of the meeting. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding Officer of the meeting.

Section 7. Action Without Meeting. Any action which may be taken by the vote of the Stockholders at a meeting may be taken without a meeting if authorized by the written consent of Stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

Section 8. The total number of shares of stock which this corporation is authorized to issue is ten million (10,000,000) shares of common stock with no par value.

ARTICLE II

DIRECTORS

Section 1. Management of Corporation. The business of the Corporation shall be managed by its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the Stockholders.

Section 2. Number, Tenure, and Qualifications. The number of Directors which shall constitute the whole board shall be at least one. The number of Directors may from time to time be increased or decreased to not less than one nor more than fifteen. The Directors shall be elected at the annual meeting of the Stockholders and except as provided in Section 2 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be Stockholders.

Section 3. Vacancies. Vacancies in the Board of Directors including those caused by an increase in the number of Directors, may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at an annual or a special meeting of the Stockholders. The holders of two-thirds of the outstanding shares of Stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the Directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other Officer. Such removal shall be effective immediately, even if successors are not elected simultaneously.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any Directors, or if the authorized number of Directors be increased, or if the Stockholders fail at any annual or special meeting of Stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the Stockholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

Section 4. Annual and Regular Meetings. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the Corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

Section 5. First Meeting. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of Stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 6. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman or the President or by any Vice President or by any two Directors.

Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if such address is not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company at least three (3) days prior to the time of the holding of the meeting. In case such notice is hand delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such Director.

Section 7. Business of Meetings. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the Directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Quorum; Adjourned Meetings. A majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

A quorum of the Directors may adjourn any Directors meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place be fixed at the meeting adjourned.

Section 9. Committees. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of at least one or more of the Directors of the Corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the Corporation and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

Section 10. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

Section 11. Special Compensation. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

ARTICLE III

NOTICES

Section 1. Notice of Meetings. Notices of meetings shall be in writing and signed by the President or a Vice President or the Secretary or an Assistant Secretary or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each Stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. If mailed, it shall be directed to a Stockholder at his address as it appears upon the records of the Corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such Stockholder. Personal delivery of any such notice to any Officer of a Corporation or association, or to any member of a partnership shall constitute delivery of such notice to such Corporation, association or partnership. In the event of the transfer of Stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 2. Effect of Irregularly Called Meetings. Whenever all parties entitled to vote at any meeting, whether of Directors or Stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of Stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3. Waiver of Notice. Whenever any notice whatever is required to be given under the provisions of the statutes, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE IV

OFFICERS

Section 1. Election. The Officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer, none of whom need be Directors. Any person may hold two or more offices. The Board of Directors may appoint a Chairman of the Board, Vice Chairman of the Board, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries.

Section 2. Chairman of the Board. The Chairman of the Board shall preside at meetings of the Stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 3. Vice Chairman of the Board. The Vice Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 4. President. The President shall be the Chief Executive Officer of the Corporation and shall have active management of the business of the Corporation. He shall execute on behalf of the Corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other Officer or agent of the Corporation.

Section 5. Vice President. The Vice President shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice Presidents or may otherwise specify the order of seniority of the Vice Presidents. The duties and powers of the President shall descend to the Vice Presidents in such specified order of seniority.

Section 6. Secretary. The Secretary shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the Stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the Stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors.

Section 7. Assistant Secretaries. The Assistant Secretaries shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 8. Treasurer. The Treasurer shall act under the direction of the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, he shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

Section 9. Assistant Treasurers. The Assistant Treasurers in the order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 10. Compensation. The salaries and compensation of all Officers of the Corporation shall be fixed by the Board of Directors.

Section 11. Removal; Resignation. The Officers of the Corporation shall hold office at the pleasure of the Board of Directors. Any Officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

ARTICLE V

CAPITAL STOCK

Section 1. Certificates. Every Stockholder shall be entitled to have a certificate signed by the President or a Vice President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation. If the Corporation shall be authorized to issue more than one class of Stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of Stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate, which the Corporation shall issue to represent such Stock.

If a certificate is signed (1) by a transfer agent other than the Corporation or its employees or (2) by a registrar other than the Corporation or its employees, the signatures of the Officers of the Corporation may be facsimiles. In case any Officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such Officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such Officer. The seal of the Corporation, or a facsimile thereof, may, but need not be, affixed to certificates of Stock.

Section 2. Surrendered; Lost or Destroyed Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of Stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Replacement Certificates. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation, if it is satisfied that all provisions of the laws and regulations applicable to the Corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4. Record Date. The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of Stockholders, or the date for the payment of any distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital Stock shall go into effect, or a date in connection with obtaining the consent of Stockholders for any purpose, as a record date for the determination of the Stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such distribution, or to give such consent, and in such case, such Stockholders, and only such Stockholders as shall be Stockholders of record on the date so fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such distribution, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any Stock on the books of the Corporation after any such record date fixed as aforesaid.

Section 5. Registered Owner. The Corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and distribution, and the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Incorporation.

ARTICLE VI

GENERAL PROVISIONS

Section 1. Registered Office. The registered office of this Corporation shall be in the County of Los Angeles, State of California.

The Corporation may also have offices at such other places both within and without the State of Incorporation as the Board of Directors may from time to time determine or the business of the Corporation may require.

Section 2. Distributions. Distributions upon capital stock of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Distributions may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Articles of Incorporation.

Section 3. Reserves. Before payment of any distribution, there may be set aside out of any funds of the Corporation available for distributions such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing distributions or for repairing or maintaining any property of the Corporation or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

Section 4. Checks; Notes. All checks or demands for money and notes of the Corporation shall be signed by such Officer or Officers or such other person or persons as the Board of Directors may from time to time designate.

Section 5. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 6. Corporate Seal. The Corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the Corporation and the words "Corporate Seal" and state of Incorporation. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE VII

INDEMNIFICATION

Section 1. Indemnification of Officers and Directors, Employees and Other Persons. Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or Officer of the Corporation or is or was serving at the request of the Corporation or for its benefit as a Director or Officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general Corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of Officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or Officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, Officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of Stockholders, provision of law or otherwise, as well as their rights under this Article.

Section 2. Insurance. The Board of Directors may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a Director or Officer of another Corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

Section 3. Further Bylaws. The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Incorporation.

ARTICLE VIII

AMENDMENTS

Section 1. Amendments by Stockholders. The Bylaws may be amended by a majority vote of all the Stock issued and outstanding and entitled to vote for the election of Directors of the Stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

Section 2. Amendments by Board of Directors. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the Stockholders, but the Stockholders may from time to time specify particular provisions of the Bylaws, which shall not be amended by the Board of Directors.

CERTIFICATE OF SECRETARY

I hereby certify that I am the Secretary of SoftEx Consulting, Inc., and that the foregoing Bylaws, constitute the code of Bylaws of SoftEx Consulting, Inc., as duly adopted at a regular meeting of the Board of Directors of the Corporation.

Dated The Twentieth Day Of October, Two Thousand Three.



Sharon R. Nelson

SUBSCRIPTION PAGE
TO AGREEMENT OF COMMON STOCK

SoftEx Consulting, Inc.
23821 Long Valley Rd..
Hidden Hills, CA 91302
(877) 619-9884

1,000,000 Shares
At
$5.00 per Share

Minimum Investment: 1,000 Shares ($5,000)

Number of shares: ____________ at $5.00 per share for a total enclosed US dollar

amount of: ____.

Printed name: ________________________ Signature: ______________________

Date: __________________________

Street Address: ____

City, State, Zip: ____

Telephone Number: ____

Payment for shares of common stock in SoftEx Consulting, Inc. will be accepted in check or money order only.

MAKE ALL CHECKS OR MONEY ORDERS PAYABLE TO SOFTEX CONSULTING, INC.

Catanese & Wells
A Law Corporation
31255 Cedar Valley Drive
Suite 213
Thousand Oaks, California 91362
Telephone (818) 707-0407
Facsimile (818) 707-1161
e-mail cwnlaw@gte.net

July 25, 2007

SoftEx Consulting, Inc.
23821 Long Valley Road
Hidden Hills, CA 91302

Ladies and Gentlemen:

We have acted as counsel to SoftEx Consulting, Inc., a California corporation (the "COMPANY"), in connection with the Registration Statement on Form 1-A (the "REGISTRATION STATEMENT") filed by the COMPANY with the Securities and Exchange Commission (the "COMMISSION") under the Securities Act of 1933, as amended (the "SECURITIES ACT"), relating to the sale of certain securities up to $5,000,000 in the aggregate principal amount and up to 1,000,000 shares of the COMPANY'S common stock, no par value (the "COMMON STOCK").

We have examined the Offering Statement, and the form of the stock certificate for the COMMON STOCK which have been filed with the COMMISSION as exhibits to the Offering Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, instruments and other documents and have made such other and further investigations as we have deemed relevant and necessary in connection with the opinions expressed herein. As to questions of fact material to this opinion, we have relied upon certificates of public officials and of officers and representatives of the COMPANY.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications and limitations stated herein, we are of the opinion that:

(1) The securities described in the Offering Statement will, when sold, be legally issued, fully paid and non-assessable; and,

(2) The securities described in the Offering Statement will, when sold, is duly authorized.

The opinions expressed herein are limited in all respects to the laws of the State of California (including any applicable provisions of the California Constitution and the reported judicial decisions interpreting these laws) and the federal laws of the United States of America, in each case as in effect on the date hereof.

We express no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign, or to any matter other than as expressly set forth above, and no opinion on any other matter may be inferred or implied herefrom. The opinions expressed herein are given as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement. By giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the SECURITIES ACT or the rules and regulations of the COMMISSION promulgated thereunder.

Very truly yours,

Catanese & Wells
A Law Corporation



TRC:

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hidden Hills, State of California, on August 2nd, 2 007.

Issuer: SoftEx Consulting, Inc.

By (signature and title): Sharon R Nelson CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature: Sharon R Nelson

Title: CEO

Date: 8-2-2007

END